As filed with the U.S. Securities and Exchange Commission on November 20, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

Registration Statement
Under the Securities Act of 1933

AMERICAN RACING CAPITAL, INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	87-0631750
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

9880 Via Parsar, Suite A
San Diego, California 92126
1- 800-230-7132
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

AMERICAN RACING CAPITAL, INC. 2007 STOCK INCENTIVE PLAN
(Full Title of the Plan)

A. Robert Kovelski, Chief Executive Officer
9880 Via Parsar, Suite A
San Diego, California 92126
800-230-7132
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Clayton E. Parker, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
201 South Biscayne Boulevard, Suite 2000
Miami, Florida 33131
Telephone: (305) 539-3300
Telecopier: (305) 358-7095

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount	Offering	Aggregate	Amount of
Title of Securities	To be	Price per	Offering	Registration
to be Registered	Registered	Share (1)	Price(1)	Fee(1)
Common Stock, $0.001 par value	3,000,000	$0.73	$2,190,000.00	$67.23
Total	3,000,000	$0.73	$2,190.000.00	$67.23

(1)
Pursuant to Rule 457(h)(1) of the Securities Act of 1933, as amended, the proposed maximum offering price per share, proposed maximum aggregate offering price and amount of registration fee were computed based upon the average of the bid and asking prices of the Company’s common stock on November 16, 2007.

INTRODUCTION

This registration statement on Form S-8 (this “Registration Statement”) is filed by American Racing Capital, Inc. (the “Company” and also referred to herein as “our”, “we” or “us”) relating to 3,000,000 shares of our common stock, par value $0.001 per share, issuable to our eligible employees, directors and consultants under the American Racing Capital, Inc. 2007 Stock Incentive Plan.

PART I

The documents containing the information specified in Part I of Form S-8 (Plan Information (Item 1) and Registrant Information and Employee Plan Annual Termination (Item 2)) will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Such documents need not be filed with the U.S. Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents, which include the statement of availability required by Item 2 of Form S-8, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Form S-8 (Part II hereof), taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

Item 3. Incorporation Of Documents By Reference

The following documents have been previously filed by the Company with the SEC and are hereby incorporated by reference into this Registration Statement as of their respective dates:

(a)	The Annual Report of the Company on Form 10-KSB for the year ended December 31, 2006, as filed with SEC on March 16, 2007.

(b)	The Quarterly Report of the Company on Form 10-QSB for the three (3) month period ended March 31, 2007, as filed with the SEC on May 15, 2007.

(c)	The Quarterly Report of the Company on Form 10-QSB for the three (3) month period ended June 30, 2007 as filed with the SEC on August 14, 2007.

(d)	The Quarterly Report of the Company on Form 10-QSB for the three (3) month period ended September 30, 2007 as filed with the SEC on November 13, 2007.

(e)
All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the fiscal year covered by the document referred to in (a) above.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered by this Registration Statement have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement from the date of the filing of such document with the SEC until the information contained therein is superseded or updated by any subsequently filed document that is incorporated by reference into this Registration Statement or by any document that constitutes part of the prospectus relating to the American Racing Capital, Inc. 2007 Stock Incentive Plan that meets the requirements of Section 10(a) of the Securities Act.

Item 4. Description Of Securities

General

The current authorized capital stock of our Company consists of 33,333,333 shares of common stock, par value $0.001 per share and 666,666 shares of preferred stock, par value $0.001 per share of which 33,333 shares are Series A Convertible Preferred Stock. As of November 15, 2007, there were 13,563,285 shares of common stock issued and outstanding and 500,000 shares of Series A Convertible Preferred Stock issued and outstanding. The following description is a summary of the capital stock of our Company and contains the material terms of our capital stock. Additional information can be found in our Articles of Incorporation (as amended) and our By-laws.

Common Stock

The Company is authorized to issue 33,333,333 shares of common stock, par value $0.001 per share.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock (there are none currently). Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further shareholder approval.

Preferred Stock

We have authorized 666,666 shares of preferred stock, par value $0.001 per share, of which 33,333 shares have been designated as Series A Convertible Preferred Stock and are issued and outstanding.

Our Board of Directors has the authority, without further action by the shareholders, to issue from time to time the preferred stock in one or more series for such consideration and with such relative rights, privileges, preferences and restrictions that the Board may determine. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of common stock.

Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder and subject to a 65 day written notice to the Company, at any time after the date of the issuance into three hundred (300) fully paid, nonassessable shares of the Company's common stock. The Series A Convertible Preferred shareholders have a priority over common stockholders upon liquidation, dissolution or winding up. Series A Convertible Preferred shareholders are entitled to vote on all matters upon which common shareholders can vote and each holder of Series A Preferred Stock is entitled to one vote for each share of common stock into which the Series A Preferred Stock held by such holder is then convertible. Preferred shares are entitled to dividends on a pro rata basis.

Options
The Company had no options outstanding prior to November 15, 2007. As of the effective date, November 15, 2007, and for a term of one year, the Company has entered into five Advisory Board Agreements whereby the Company, in consideration of services provided, shall grant the advisors options to purchase a number of Option Shares at a par value of $0.001 per share, having a market value as of the grant date equal to $50,000 with an exercise price equal to the Fair Market Value of the Common Stock as of the grant date.

Stock Grants

The Company had no stock grants outstanding as of November 15, 2007. As of November 15, 2007, the grant date, the Company entered into five Advisory Board Agreements wherein the Company , in consideration of services provided, is obligated to issue stock grants for each agreement, and wherein each agreement shall be for a number of shares at par value of $0.001 per share, having a Fair Market Value as of the grant date equal to $65,000.

Warrants

As of November  15, 2007: On July 25, 2006, we entered into a Securities Purchase Agreement ( the “Securities Purchase Agreement”) with New Millennium Capital Partners, II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (Collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (i) $2,000,000 in callable convertible secured notes (the “Notes”) and (ii) warrants to purchase 10,000,000 shares of our common stock (the “Warrants”).

As of November 15, 2007, the Company had outstanding seven (7) year warrants to purchase 10,000,000 shares of our common stock at an exercise price of $0.30 per share.

In addition, on June 20, 2007 the Company issued (i) to Besser Kapital Fund Ltd. warrants to purchase up to an aggregate 600,000 shares of the Company’s common stock at an exercise price equal to the lesser of $0.50 or 100% of the volume weighted average price of the Company’s common stock on the date of issuance; (ii) to J. Roebling Fund LP warrants to purchase up to an aggregate 400,000 shares of the Company’s common stock at an exercise price equal to the lesser of $0.50 or 100% of the volume weighted average price of the Company’s common stock on the date of issuance; (iii) to Gottbetter Capital Group Inc. warrants to purchase up to 50,000 shares of the Company’s common stock at an exercise price equal to the lesser of $0.50 or 100% of the volume weighted average price of the Company’s common stock on the date of issuance; and (iv) to Sam DelPresto warrants to purchase up to 50,000 shares of the Company’s common stock at an exercise price equal to the lesser of $0.50 or 100% of the volume weighted average price of the Company’s common stock on the date of issuance.

Callable Secured Notes

On July 25, 2006, the Company entered into a Securities Purchase Agreement with New Millennium Capital Partners, II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (i) $2,000,000 in callable convertible secured notes (the “Notes”). The Notes carry an interest rate of 6% per annum and a maturity date of July 25, 2009. The Notes are convertible into shares of the Company’s common stock at fifty percent (50%) (the “Applicable Percentage”) of the average of the lowest three (3) trading prices for our shares of common stock during the twenty (20) trading day period prior to conversion. In addition, the Company has granted the Investors a security interest in substantially all of the Company’s assets and intellectual property as well as registration rights. As of March 14, 2007, the Company had convertible debt outstanding under the Notes pursuant to Securities Purchase Agreement totaling $1,000,000.

On June 20, 2007 (the “Closing Date”), the Company entered into that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Buyers set forth on Schedule I attached thereto (collectively the “Buyers” and together with the Company, the “Parties”). Pursuant to the Securities Purchase Agreement, the Company sold to the Buyers convertible notes (collectively, the “Notes”) in the aggregate principal amount of Five Hundred Thousand Dollars ($500,000), which are convertible into shares of the Company’s common stock, par value $0.001 per share at the Buyers discretion.

The Notes mature on December 20, 2007, accrue interest at an annual rate of twelve percent (12%). At any time on or after 90 days following the Closing Date, the holders of the Notes may convert, on an aggregate basis, up to 50% of the outstanding and unpaid principal and interest into the Company’s common stock, including, but not limited to, the shares held in escrow pursuant to the Pledge and Escrow Agreement, as described below. If the Notes are not paid in full by the maturity date, the holders of the Notes may convert any remaining unpaid principal and interest into the Company’s common stock, convertible into shares of the Company’s common stock at the option of the holder, in whole or in part at any time and from time to time, at a conversion price equal to one hundred percent (100%) of the average closing bid price of the Company’s common stock during the five (5) trading days immediately preceding the date of conversion. In addition, the Company granted piggy-back registration rights for the shares of the Company’s common stock underlying the conversion of the Notes.

Contemporaneously with the execution and delivery of the Securities Purchase Agreement, the Parties also executed a Security Agreement (the “Security Agreement”) pursuant to which the Company has agreed to provide to the Buyers a security interest in Pledged Collateral (as such term is defined in the Security Agreement) to secure the Company’s obligations under the Notes. In addition, the Company, the Buyers, Stephen Schaeffer and Earl Ingarfield entered into a Pledge and Escrow Agreement, whereby Messrs. Schaeffer and Ingarfield agreed to pledge an aggregate of 2,000,000 shares of the Company’s common stock as a security interest for the Company’s obligations under the Notes. The Company’s subsidiaries, Motorsports and Entertainment of Tennessee, Inc. and ARC Development Corporation, entered into a Guaranty, dated June 20, 2007, guaranteeing all of the obligations of the Company under the Securities Purchase Agreement, the Notes, and all other transaction documents in connection therewith.

Dividends

The Company has not declared or paid cash dividends on its Common Stock since its inception and does not anticipate paying such dividends in the foreseeable future. The payment of dividends may be made at the discretion of the Board of Directors at that time and will depend upon, among other factors, on the Company’s operations.

Anti-Takeover Effects Of Provisions Of The Articles Of Incorporation, By-laws And Nevada Law

Authorized but unissued shares of common stock and preferred stock would be available for future issuance without our stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes including, but not limited to, future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of the Company that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desire of the Board of Directors. A takeover may be beneficial to stockholders because, among other reasons, a potential suitor may offer stockholders a premium for their shares of stock compared to the then-existing market price.

The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management, which would render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company’s management.

Transfer Agent And Registrar

Florida Atlantic Stock Transfer is the transfer agent and registrar of our common stock. Its address is 7130 Nob Hill Road, Tamarac, Florida 33321, and its telephone number is (954) 726-4954.

Item 5. Interests Of Named Experts And Counsel

Not applicable.

Item 6. Indemnification Of Directors And Officers

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to our shareholders or us.

In addition, we have the power, by our by-laws or in any resolution of our shareholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance. At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance of any of our controlling persons, directors or officers that would affect his or her liability in that capacity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

Item 7. Exemption From Registration Claimed

Not Applicable.

Item 8. Exhibits

Exhibit No.	Description of Exhibit	Location

4.1	American Racing Capital, Inc. 2007 Stock Incentive Plan	Provided herewith

5.1	Opinion re: legality of Cane Clark LLP	Provided herewith

23.1	Consent of Moore & Associates Chartered	Provided herewith

23.2	Consent of Cane Clark LLP	Incorporated by reference to Exhibit 5.1 herein

Item 9. Undertakings

(a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by our Company pursuant to Section 13 or 15(d) of the Securities Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our Annual Report pursuant to Section 13(a) or 15(d) of the Securities Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our Company of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, our company will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 20, 2007.

AMERICAN RACING CAPITAL, INC.

Date: November 20, 2007	By:	/s/ A. Robert Kovelski
A. Robert Kovelski
President, Chief Executive Officer,
Interim Chief Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the dates indicated below:

Signatures	Title	Date

/s/ A. Robert Kovelski	President, Chief Executive Officer,	November 20, 2007
A. Robert Kovelski	Interim Chief Financial Officer, Principal Accounting Officer and Director
/s/ Steven Pinson
Steven Pinson	Director	November 20, 2007